SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                            Final Amendment

                Pec Israel Economic Corporation
    ---------------------------------------------------------------
                        (Name of Issuer)

                             Common Stock
    ----------------------------------------------------------------
                  (Title of Class of Securities)

                              705098101
   -----------------------------------------------------------------
                        (CUSIP NUMBER)

                    Delphi Asset Management, Inc.
                  485 Madison Avenue, 20th Floor
                    New York, New York 10022

            (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                        - with copies to -


                    Michael G. Tannenbaum, Esq.
          Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                     900 Third Avenue - 13th Floor
                         New York, New York 10022
                             (212) 508-6700

                           December 31, 1998
                     (Date of event which requires
                        filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|  Rule 13d-1-(b)

                  |X|  Rule 13d-1-(c)

                  |_|  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                 Page 1 of 6 Pages

CUSIP No. 705098101

1. Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

Delphi Asset Management, Inc. 13-3996964 which reflects a change of name of the entity that formerly filed as Delphi Asset Management.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  a.       |_|

                  b.       |_|

3. SEC Use Only

4. Citizenship or Place of Organization:  New York

Number of Shares  5.  Sole Voting Power   0 shares
Beneficially
Owned by          6.  Shared Voting Power           0
Each
Reporting         7.  Sole Dispositive Power    0 shares
Person
With              8.  Shared Dispositive Power     0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person     0 shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row 9 0% of Common Stock
12. Type of Reporting Person (See Instructions)  IA, CO


                                                 Page 2 of 6 Pages

CUSIP No. 705098101

Item 1(a)         Name of Issuer:

Pec Israel Economic Corporation

Item 1(b)         Address of Issuer:

511 Fifth Avenue
New York, New York  10017

Item 2(a)         Name of Person Filing:

Delphi Asset Management, Inc. ("Delphi")

Item 2(b)         Address of Principal Business Office or, if none, Residence:

485 Madison Avenue, 20th Floor
New York, New York  10022

Item 2(c)         Citizenship:

New York

Item 2(d)         Title of Class of Securities:

         Common Stock

Item 2(e)         CUSIP Number:

         705098101

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


                                                 Page 3 of 6 Pages

CUSIP No. 705098101


a. |_|      Broker or dealer registered under Section 15 of the Act,
b. |_|      Bank as defined in Section 3(a)(6) of the Act,
c. |_|      Insurance Company as defined in Section 3(a)(19) of the Act,
d. |_|      Investment Company registered under Section 8 of the Investment
            Company Act,
e. |_|      Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f. |_|      Employee Benefit Plan, or Endowment Fund in accordance with Rule
            13d-1(b)(1)(ii)(F),
g. |_|      Parent Holding Company or Control Person, in accordance with
            Rule 13d-1(b)(ii)(G); (Note:  see Item 7)
h. |_|      A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);
i. |_|      A  church  plan  that  is   excluded   from  the
            definition  of an  investment  company  under section
            3(c)(14) of the Investment Company Act of 1940;
j. |_|      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to ss.240.13d-1(c), check this box |X|.

Item 4   Ownership:

         (a)      Amount Beneficially Owned:

                  As of December 31, 1998, 0 shares were beneficially owned by Delphi on behalf of a number of private investment vehicles and managed accounts.

         (b)      Percent of Class:  0%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           0

                  (ii)     shared power to vote or direct the vote:

                           0


                                                 Page 4 of 6 Pages

CUSIP No. 705098101

                  (iii) sole power to dispose or to direct the disposition of:

                           0

                  (iv)     shared power to dispose or direct the disposition of:

                           0

Item 5 Ownership of Five Percent or Less of a Class:
------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
------

                  Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the
------
                  Security Being Reported on By the Parent Holding Company:

                  Not applicable

Item 8 Identification and Classification of Members of the Group:
------

                  Not applicable

Item 9  Notice of Dissolution of Group:
------

                  Not applicable

Item 10           Certification:
-------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the insurer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                 Page 5 of 6 Pages

CUSIP No. 705098101


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 1999
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Date

/s/ Marc Keller
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Signature


Marc Keller, Senior Managing Director
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Name/Title




                                                 Page 6 of 6 Pages